UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras reports results of exploratory well in Santos Basin
—

Rio de Janeiro, March 17, 2025 – Petróleo Brasileiro S.A. - Petrobras informs that it has identified the presence of hydrocarbons in the Santos Basin pre-salt, in an exploratory well of Aram block.

Well 4-BRSA-1395-SPS is located 245 km from the city of Santos-SP, at a water depth of 1,759 meters.

The well is currently being drilled, and the hydrocarbon-bearing interval has been detected by means of wireline loggings, gas shows and fluid sampling, which will later be characterized by laboratory analysis. These data will make it possible to assess the potential and direct the next exploratory activities in the area. The consortium will continue the operations to fulfill the well’s drilling project up to the planned final depth and characterize the conditions of the reservoirs found.

Aram block is an important asset for exploring the pre-salt potential, particularly in the Santos Basin.

Aram block was acquired in March 2020, in the 6th bidding round of the National Petroleum, Natural Gas and Biofuels Agency (ANP), under the Production Sharing regime, with Pré-Sal Petróleo S.A. (PPSA) as the manager. Petrobras is the operator of the block and holds an 80% working interest, in consortium with CNPC (20%).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer